Anbio Biotechnology

Wilhelm Gutbrod Str 21B, 60437,

Frankfurt am Main,

Germany

+49 16 0962 47281

February 14, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Anbio Biotechnology

Registration Statement on Form F-1, as amended (File No. 333-284106)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Anbio Biotechnology hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on February 18, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Anbio Biotechnology

By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer